HSBC USA INC. $696,000 Global Opportunity Notes Linked to a Basket of Indices
Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
March 30, 2009

PRICING SUPPLEMENT
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
and Prospectus Addendum dated December 12, 2007)

Terms used in this pricing supplement are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are 100% principal  protected, and you will receive, at maturity, at least 100% of your initial investment.

This pricing supplement relates to a single offering of notes. The purchaser of a note will acquire a security linked to the performance of an equally weighted basket of three equity indices as described below. Although the offering relates to the performance of an equally weighted basket of three equity indices, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the indices or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:

•	Reference Asset:
The notes are linked to an equally weighted basket consisting of the S&P 500® Index (ticker: SPX) (the “SPX”), the Nikkei 225® Index (ticker: NKY) (the “NKY”) and the Dow Jones EURO STOXX 50® Index (ticker: SX5E) (the “SX5E”), each of which we refer to as an “index” and collectively, the “indices.”  The weighting of each component within the basket is fixed at 1/3 and will not change during the term of the notes unless one or more components is modified during the term of the notes as further described herein.

•	Principal Amount:	$1,000 per note.
•	Trade Date:	March 25, 2009.
•	Pricing Date:	March 26, 2009.
•	Original Issue Date:	March 31, 2009.
•	Final Valuation Date:	September 25, 2014. The final valuation date is subject to adjustment as described herein.
•	Maturity Date:	3 business days after the final valuation date and is expected to be September 30, 2014 (subject to further adjustment as described herein).
•	Payment at Maturity:	For each note, the cash settlement value (denominated in US dollars).
•	Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the basket return (as described below):

-  If the basket return is greater than 0.00%, you will receive an amount equal to 100% of the principal amount plus the product of the principal amount multiplied by the lesser of (i) the basket return and (ii) the maximum cap (as described below).

- If the basket return is less than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount.
•	Basket Return:	The quotient, expressed as a percentage, of (i) the basket ending level minus the basket starting level divided by (ii) the basket starting level, expressed as a formula:

•	Basket Starting Level:	Set equal to 100 on the pricing date.
•	Basket Ending Level:	The basket ending level will be calculated as follows:
100 x [1 + (SPX return x (1/3)) + (NKY return x (1/3)) + (SX5E return x (1/3))], where the return for each index is the index performance of the respective index, as defined below.
•	Index Performance:	With respect to each index, the percentage change from the initial index level to the final index level, calculated as follows:

•	Initial Index Level:
With respect to the SPX, 832.86, with respect to the NKY, 8,636.33, and with respect to the SX5E, 2,156.97, each of which represents the official closing level of the respective index on the pricing date as determined by the calculation agent.

•	Final Index Level:	With respect to each index, the official closing level of that index on the final valuation date as determined by the calculation agent.
•	Official Closing Level:
With respect to each index, the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “SPX <INDEX>” with respect to SPX, page “NKY <INDEX>” with respect to NKY, and page “SX5E  <INDEX>” with respect to SX5E.

•	Maximum Cap:	45.00%.
•	Comparable Yield (OID Rate):	3.40%
•	CUSIP / ISIN	4042K0VV4 / US4042K0VV42
•	Agent’s Discount / Total[1]:	3.00% / $20,880.00
•	Proceeds to Us per Note / Total:	97.00% / $675,120.00
•	Form of notes:	Book-Entry.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
(1) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above.
Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PR-4 of this document and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.  We may use this pricing supplement in the initial sale of notes.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes.  HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Global Opportunity Notes Linked to a Basket of Indices	$696,000.00	$38.84
(2) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

HSBC SECURITIES (USA) INC. March 30, 2009

SUMMARY

General Terms

This pricing supplement relates to a single offering of notes linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, any index comprising the reference asset or stocks underlying the indices, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PR-4 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:
•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the basket return as described below:

•
If the basket return is greater than 0.00%, you will receive an amount equal to 100% of the principal amount plus the product of the principal amount multiplied by the lesser of (i) the basket return and (ii) the maximum cap.

•	If the basket return is less than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount.

Interest

The notes will not bear interest.

Settlement

We expect that the delivery of the notes will be made against payment therefor on or about the original issue date specified on the cover page of this pricing supplement, which will be the fourth business day following the trade date of the notes (the settlement cycle being referred to as “T+4”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to an index, then the final valuation date with respect to that index will be the next scheduled trading day with respect to that index.  If a market disruption event (as defined below) exists for an index on the final valuation date, then the final valuation date for that index will be the next scheduled trading day for which there is no market disruption event with respect to that index.  If a market disruption event with respect to the final valuation date for an index exists on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date for that index, and the calculation agent will determine final index level of that index on that date in accordance with the formula for and method of calculating that index last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each component security included in that index (or if an event giving rise to a market disruption event has occurred with respect to a component security in such index on that fifth scheduled trading day, its good faith estimate of the value for that security).  If the final valuation date for any index is postponed, then the maturity date will also be postponed until the third business day following the last postponed final valuation date for any index, and no interest will be payable in respect of such postponement.

“Market disruption event” means, with respect to an index, any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i)         Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in any index or (B) in futures or options contracts relating to any index on any related exchange; or

(ii)         Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(iii)         The closure on any scheduled trading day of any relevant exchange relating to any component security included in any index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means, with respect to an index, each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided the calculation agent has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to such index.

“Relevant exchange” means, with respect to an index, the primary exchange or quotation system for any component security then included in such index.

“Scheduled closing time” means, with respect to a relevant exchange or a related exchange, the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means, with respect to an index, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:
♦    You believe the level of the reference asset will increase moderately—meaning that you believe the level of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.
♦    You are willing to invest in the notes given that the return on the notes is subject to the maximum cap.
♦    You are comfortable receiving only the principal amount of your notes in the event that the basket return is less than or equal to zero.
♦    You are willing to forego dividends paid on the stocks included in the indices underlying the reference asset.
♦    You do not seek current income from this investment.
♦    You are willing to hold the notes to maturity.
♦    You do not seek an investment for which there is an active secondary market.

The notes may not be suitable for you if:
♦    You do not believe the level of the reference asset will increase over the term of the notes, or you believe the level of the reference asset will increase by more than the maximum cap during the term of the notes.
♦    You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
♦    You prefer to receive the dividends paid on any stocks included in the indices underlying the reference asset.
♦    You seek current income from this investment.
♦    You are unable or unwilling to hold the notes to maturity.
♦    You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement.  Investing in the notes is not equivalent to investing directly in the indices comprising the reference asset or the securities comprising any of the indices.  You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus addendum and prospectus.

As you review “Risk Factors” in the accompanying prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”;

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

•	“— Additional Risks Relating to Certain Notes With More Than One Instrument Comprising the Reference Asset.”

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Principal Protected Only If You Hold the Notes Until Maturity.

If you sell your notes prior to maturity, you may receive less than your initial investment in the notes.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the basket return is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes in the Levels of the Indices May Offset Each Other.

The notes are linked to a weighted basket composed of the indices. At a time when the level of one index increases over the term of the notes, the level of the other indices over the term of the notes may not increase as much or may even decline. Therefore, in calculating the basket return on the final valuation date, any increase in the level of one index may be moderated, or offset, by a lesser increase or decline in the level of the other indices.

Changes that Affect the Indices Comprising the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for each of the indices (each a “reference sponsor”) concerning additions, deletions and substitutions of the constituents included in each of the indices and the manner in which a reference sponsor for an index takes account of certain changes affecting the constituents included in that index may affect the level of that index.  The policies of the reference sponsor for each of the indices with respect to the calculation of each index could also affect the level of the reference asset.  A reference sponsor for an index may discontinue or suspend calculation or dissemination of that index.  Any such actions could affect the value of the notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the accompanying prospectus supplement.

An Investor in the Notes is Subject to Risks Associated with Foreign Securities Markets.

Because stocks or companies included in the NKY and SX5E are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks.  For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets.  Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.  Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.  Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries.  These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies.  Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.  The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes.  Under one approach, the notes should be treated as contingent payment debt instruments.  We intend to treat the notes consistent with this approach.  Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the notes should be treated in accordance with this approach.  Pursuant to this approach, a U.S. holder of the notes will be required to include original issue discount (“OID”) in gross income each year, even though no cash payouts will be made with respect to the notes until maturity.  If a U.S. holder disposes of the notes prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain). See “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the prospectus supplement for additional information on certain U.S. federal income tax considerations applicable to notes that are treated as contingent payment debt instruments.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note.  For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its basket starting level.  We cannot predict the basket ending level of the reference asset on the final valuation date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes.  These examples assume the notes are held to maturity and a maximum cap of 45.00%.

Example 1:  The basket return is positive over the term of the notes and is greater than the maximum cap.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	180.00
Basket Return	80.00%
Maximum Cap:	45.00%
Cash Settlement Value:	$1,450.00

Here, the basket return is 45.00%.

Because the basket return is greater than 0.00%, the cash settlement value equals 100% of the principal amount plus the product of the principal amount multiplied by the lesser of (i) the basket return and (ii) the maximum cap.  Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus $450.00.  Therefore, the notes would pay $1,450.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the basket ending level is greater than the basket starting level for the reference asset.  Example 1 also illustrates that if the basket return exceeds the stated maximum cap, your return on the notes will be limited to the stated maximum cap.

Example 2:  The basket return is positive over the term of the notes and is less than the maximum cap.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	130.00
Basket Return	30.00%
Maximum Cap:	45.00%
Cash Settlement Value:	$1,300.00

Here, the basket return is 30.00%.

Because the basket return is positive, the cash settlement value equals 100% of the principal amount plus the product of the principal amount multiplied by the lesser of (i) the basket return and (ii) the maximum cap.  Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus $1,000.00 multiplied by 30.00%.  Therefore, the notes would pay $1,300.00 at maturity.

Example 2 illustrates how investors will gain exposure to any positive basket return until the maximum cap is reached.

Example 3:  The basket return is negative over the term of the notes.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	20.00
Basket Return:	-80.00%
Cash Settlement Value:	$1,000.00

Here, the basket return is -80.00%.

Because the basket return is less than or equal to 0.00%, the cash settlement value equals 100% of the principal amount.  Accordingly, at maturity, the cash settlement value in this example would be equal to $1,000.00.

Example 3 shows that the notes do not have exposure to any negative basket return.  If the basket return is negative, you will receive 100% of the principal amount.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on a $10,000 investment in notes for a hypothetical range of performance for the basket return from -100% to +100%. The following results are based solely on the assumptions outlined below.  You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

•	Principal Amount:	$10,000
•	Maximum Cap	45.00%

Basket Return	Maximum Cap	Return on the Notes (%)	Payment at Maturity
100.00%	45.00%	45.00%	$14,500
90.00%	45.00%	45.00%	$14,500
80.00%	45.00%	45.00%	$14,500
70.00%	45.00%	45.00%	$14,500
60.00%	45.00%	45.00%	$14,500
50.00%	45.00%	45.00%	$14,500
40.00%	45.00%	40.00%	$14,000
30.00%	45.00%	30.00%	$13,000
20.00%	45.00%	20.00%	$12,000
10.00%	45.00%	10.00%	$11,000
5.00%	45.00%	5.00%	$10,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	-5.00%	$10,000
-10.00%	N/A	-10.00%	$10,000
-20.00%	N/A	-20.00%	$10,000
-30.00%	N/A	-30.00%	$10,000
-40.00%	N/A	-40.00%	$10,000
-50.00%	N/A	-50.00%	$10,000
-60.00%	N/A	-60.00%	$10,000
-70.00%	N/A	-70.00%	$10,000
-80.00%	N/A	-80.00%	$10,000
-90.00%	N/A	-90.00%	$10,000
-100.00%	N/A	-100.00%	$10,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE INDICES

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any of the indices included in the reference asset or any securities comprising the indices.  All disclosures contained in this pricing supplement regarding the indices, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the indices or any constituent included in the indices contained in this pricing supplement.  You should make your own investigation into the indices as well as constituents included in the indices.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index (the “SPX”)

We have derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  As of March 26, 2009, 412 companies, or 82.40% of the constituents in the index, traded on the New York Stock Exchange (the “NYSE”) and 88 companies, or 17.60% of the constituents in the index, traded on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the “NASDAQ”).  S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main groups of companies comprise the SPX with the number of companies included in each group, as of March 26, 2009, indicated in parenthesis: Industrials (59), Utilities (34), Telecommunication Services (9), Materials (29), Information Technology (75), Energy (39), Consumer Staples (41), Consumer Discretionary (79), Health Care (54) and Financials (81).  Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol “SPX” and on S&P website (http://www.spglobal.com).  Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the SPX, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value  X  New Market Value  = New Base Value
                           Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and a  SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance.  S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P  without regard to HSBC or the notes.  S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®.  S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of the SPX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2005 through December 31, 2008 and for the period from January 1, 2009 through March 26, 2009.  The closing level of the SPX on March 26, 2009 was 832.86.  We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us.  Historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given that the level of the SPX will increase relative to the initial index level during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
December 31, 2008	1,167.03	741.02	903.25
January 1, 2009 through March 26, 2009	943.85	666.79	832.86

The Nikkei 225® Index (the “NKY”)

We have derived all information relating to the NKY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by, Nihon Keizai Shimbun, Inc. (“NKS”).  NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of the NKY at any time. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

NKS publishes the NKY

The NKY is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks.  NKS first calculated and published the NKY in 1970.  The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries.  All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE.  Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE.  NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.  These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology – Pharmaceuticals, Electric Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials – Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods – Marine Products, Food, Retail, Services;

•	Materials – Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others – Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities – Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the NKY is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”).  The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened.  The divisor was 24.614 as of March 26, 2009 and is subject to periodic adjustments as set forth below.  Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50.  The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE).  The level of the NKY is calculated once per minute during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY.  Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change.  As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS.  Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri−Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section.  In addition, a component stock transferred to the “Kanri−Post” (Posts for stocks under supervision) is in principle a candidate for deletion.  Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS.  Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria.  In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks.  In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

License Agreement with Nihon Keizai Shimbun, Inc.

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some products, including the securities.  The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS.  NKS may change the content of “Nikkei 225” and suspend publication thereof.  The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefor.

Historical Performance of NKY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the NKY for each quarter in the period from January 1, 2005 through December 31, 2008 and for the period from January 1, 2009 through March 26, 2009.  The closing level of the NKY on March 26, 2009 was 8.636.33.  We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us.  Historical levels of the NKY should not be taken as an indication of future performance, and no assurance can be given that the level of the NKY will increase relative to the initial index level during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 30, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.37	14,045.53	15,505.18
September 30, 2006	16,414.94	14,437.24	16,127.58
December 31, 2006	17,301.69	15,615.56	17,225.83
March 30, 2007	18,300.39	16,532.91	17,287.65
June 29, 2007	18,297.00	16,999.05	18,138.36
September 30, 2007	18,295.27	15,262.10	16,785.69
December 31, 2007	17,488.97	14,669.85	15,307.78
March 31, 2008	15,156.66	11,691.00	12,525.54
June 30, 2008	14,601.27	12,521.84	13,481.38
September 30, 2008	13,603.31	11,160.83	11,259.86
December 31, 2008	11,456.64	6,994.90	8,859.56
January 1, 2009 through March 26, 2009	9,325.35	7,021.28	8,636.33

The Dow Jones EURO STOXX 50® Index (“SX5E”)

We have derived all information regarding the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Deutsche Börse AG, Dow Jones & Company and SWX Group(“STOXX Limited”). STOXX Limited are under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

STOXX Limited publishes the SX5E

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group.  Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991.  The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August.  The component stocks are announced the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization.  Weights are reviewed quarterly.  Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization.  The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index.  If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list.  Any remaining stocks that are current SX5E components are added to the selection list.  The stocks on the selection list are ranked by free-float market capitalization.  In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components.  Any remaining current components of the SX5E ranked between 41 and 60 are added as index components.  If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”).  STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities.  STOXX Limited makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the SX5E to track general stock market performance.  STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by STOXX Limited without regard to us or the securities.  STOXX Limited has no obligation to take our needs or the needs of the owners of the securities into consideration in determining, composing or calculating the SX5E.  STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash.  STOXX Limited has no liability in connection with the administration, marketing or trading of the securities.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN.  STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN.  STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the securities.

•	Recommend that any person invest in the securities or any other notes.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.

•	Have any responsibility or liability for the administration, management or marketing of the securities.

•	Consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	The accuracy or completeness of the SX5E and its data;

•	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL.  THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE SX5E.

Historical Performance of SX5E

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SX5E for each quarter in the period from January 1, 2005 through December 31, 2008 and for the period from January 1, 2009 through March 26, 2009.  The closing level of the SX5E on March 26, 2009 was  2,156.97.  We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us.  Historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given that the level of the SX5E will increase relative to the initial index level during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	3,117.77	2,914.00	3,055.73
June 30, 2005	3,198.89	2,911.48	3,181.54
September 30, 2005	3,438.76	3,079.89	3,428.51
December 30, 2005	3,621.89	3,212.07	3,578.93
March 31, 2006	3,881.69	3,515.07	3,853.74
June 30, 2006	3,897.40	3,379.66	3,648.92
September 30, 2006	3,921.15	3,462.77	3,899.41
December 31, 2006	4,147.38	3,858.87	4,119.94
March 30, 2007	4,278.22	3,906.15	4,181.03
June 29, 2007	4,572.82	4,163.77	4,489.77
September 30, 2007	4,564.03	4,028.72	4,381.71
December 31, 2007	4,502.80	4,176.30	4,399.72
March 31, 2008	4,411.59	3,417.25	3,628.06
June 30, 2008	3,900.30	3,298.05	3,352.81
September 30, 2008	3,456.81	2,924.13	3,038.20
December 31, 2008	3,130.25	2,128.29	2,447.62
January 1, 2009 through March 26, 2009	2,608.15	1,765.49	2,156.97

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.  The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes.  Under one approach, the notes should be treated as contingent payment debt instruments.  We intend to treat the notes consistent with this approach.  Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the notes should be treated in accordance with this approach.  Pursuant to this approach, a U.S. holder of the notes will be required to include original issue discount (“OID”) in gross income each year, even though no cash payouts will be made with respect to the notes until maturity.  If a U.S. holder disposes of the notes prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain). See “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” in the prospectus supplement for additional information on certain U.S. federal income tax considerations applicable to notes that are treated as contingent payment debt instruments.

Based on the factors described in the section, “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments”, we estimate that the comparable yield of the notes, solely for U.S. federal income tax purposes, is 3.40% per annum (compounded annually).  Further, based upon the method described in the section, “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” and based upon the estimate of the comparable yield, we estimate that the projected payment schedule for notes that have a principal amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,202.19 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a note for $1,000, and holds the note until maturity, will be required to pay taxes on the following amounts of ordinary income in respect of the notes in each year:

Year	OID
2009	$25.62
2010	$34.87
2011	$36.06
2012	$37.28
2013	$38.55
2014	$29.81

U.S. holders should note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the notes are issued.  U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to:  Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.  A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes.  However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must set its own projected payment schedule and explicitly disclose the use of such schedule and the reason therefor on its timely filed U.S. federal income tax return for the taxable year in which it acquires the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note.  We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above.  You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” in the prospectus supplement.

DISCONTINUANCE OR MODIFICATION OF AN INDEX

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable index on any day on which that index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the applicable index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists.  Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If an index is discontinued or if a reference sponsor fails to publish the applicable index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the level of the applicable index using the same general methodology previously used by the reference sponsor, but using only those component securities that comprised the applicable index immediately prior to that discontinuation or failure to publish that index.  The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the applicable index or a successor index is available.  In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating  an index or a successor index, or the level thereof, is changed in a material respect, or if an index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of such index does not fairly represent the level of such index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made.  If, for example, the method of calculating an index or a successor index is modified so that the level of such index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust such index in order to arrive at a level of such index or the successor index as if it had not been modified.  In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means:

•	with respect to SPX, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

•	with respect to NKY, Nihon Keizai Shimbun, Inc.; and

•	with respect to SX5E, STOXX Limited.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement.  In that case, the third scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return.  If a market disruption event exists with respect to the reference asset on any such scheduled trading day, then the final valuation date for the reference asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing the final valuation date during the term of the notes).  The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes.  For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, prospectus addendum and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, prospectus addendum and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This pricing supplement, the accompanying prospectus supplement, prospectus addendum and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement, prospectus addendum and prospectus is correct on any date after their respective dates.

		HSBC USA Inc. $696,000 Global Opportunity Notes Linked to a Basket of Indices March 30, 2009 PRICING SUPPLEMENT
TABLE OF CONTENTS
Pricing Supplement
Summary	PR-2
Investor Suitability	PR-4
Risk Factors	PR-4
Illustrative Examples	PR-6
Description of the Reference Asset	PR-10
Certain U.S. Federal Income Tax Considerations	PR-18
Certain ERISA Considerations	PR-19
Discontinuance or Modification of an Index	PR-19
Events of Default and Acceleration	PR-20
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59